                                                               EXHIBIT (a)(1)(i)

                               ZAPATA CORPORATION

                           OFFER TO PURCHASE FOR CASH

                    UP TO 500,000 SHARES OF ITS COMMON STOCK

                             AT A PURCHASE PRICE OF

                                 $28 PER SHARE

                             ---------------------

            THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS
            WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON DECEMBER 18,
                   2002, UNLESS THE TENDER OFFER IS EXTENDED.
                             ---------------------

     Zapata Corporation is offering to purchase up to 500,000 shares of its common stock, $0.01 par value per share, for a purchase price of $28 per share, net to the seller in cash, without interest. Our offer is being made upon the terms and subject to the conditions described in this Offer to Purchase and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute this "tender offer" or the "offer."

     All shares properly tendered and not properly withdrawn will be purchased under the terms and conditions of the tender offer, including the discretionary "odd lot" priority, pro ration and conditional tender provisions. Shares not purchased in the offer because of pro ration and conditional tender provisions will be returned to tendering stockholders at our expense as promptly as practicable following the expiration date of the tender offer. We reserve the right, in our sole discretion, to purchase more than 500,000 shares of our common stock, subject to applicable law. See Section 3.

     This tender offer is not conditioned on any minimum number of shares being tendered nor is it conditioned on our ability to obtain financing. However, this tender offer is subject to certain other conditions. See Section 6.

     Our common stock is listed for trading on the New York Stock Exchange under the symbol "ZAP." On November 12, 2002, the last full trading day before the public announcement of the tender offer, the last reported per share closing price for our shares on the NYSE was $23.20. You are urged to obtain current market quotations for the shares. See Section 7.

     Our board of directors has approved the tender offer. However, neither we nor our board of directors makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender.

     Our directors and executive officers have informed us that they do not intend to participate in the tender offer. In addition, our principal stockholder, the Malcolm I. Glazer Family Limited Partnership, which beneficially owns approximately 46.5% of our outstanding common stock, has informed us that it also does not intend to participate in the tender offer.

            The date of this Offer to Purchase is November 20, 2002.

                                   IMPORTANT

     If you wish to tender all or any part of your shares, before the tender offer expires, you must:

     - If the shares are registered in your name, follow the instructions described in Section 3 carefully, including completing a Letter of Transmittal in accordance with the instructions and delivering it, along with your share certificates and any other required items, to American Stock Transfer & Trust Company, the Depositary for the tender offer; or

     - If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee if you desire to tender your shares and request that the nominee tender them for you.

     Any stockholder who desires to tender shares and whose certificates for the shares are not immediately available or cannot be delivered to the Depositary or who cannot comply with the procedure for book-entry transfer or whose other required documents cannot be delivered to the Depositary prior to expiration of the tender offer must tender the shares pursuant to the guaranteed delivery procedure set forth in Section 3.

     If you have questions, need assistance or require additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery, you should contact American Stock Transfer & Trust Company, the Information Agent for the tender offer, at its address and telephone numbers set forth on the back cover of this Offer to Purchase.

     We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information or to make any representation in connection with this tender offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If anyone makes any recommendation or gives any information or representation, you must not rely upon that recommendation, information or representation as having been authorized by us.

                               SUMMARY TERM SHEET

     Zapata Corporation is offering to purchase up to 500,000 shares of its common stock for cash. The following are some of the questions that you, as a stockholder, may have regarding the tender offer and answers to those questions. It highlights the most material information in this document, but you should realize that it does not describe all of the details of the tender offer to the same extent described in this document. We urge you to read the entire document and the related Letter of Transmittal because they contain the full details of the tender offer. We have included references to the Sections of this document where you will find a more complete discussion.

Who is offering to purchase my shares?

     - Zapata Corporation. See Section 9.

What will the purchase price for the shares be, and what is the form of payment?

     - Stockholders whose shares are purchased in the tender offer will be paid the purchase price of $28 per share, net in cash. Under no circumstances will we pay interest on the purchase price, including, but not limited to, by reason of any delay in making payment. See Section 1.

How many shares will Zapata purchase?

     - We will purchase 500,000 shares in the offer or such lesser number of shares as are properly tendered and not properly withdrawn prior to the expiration date. 500,000 shares represents approximately 20.9% of our outstanding common stock as of November 12, 2002. We also expressly reserve the right to purchase additional shares representing up to 2% of our outstanding shares and could decide to purchase more shares subject to applicable legal requirements. Our offer is not conditioned on any minimum number of shares being tendered by stockholders. See Section 1.

If I tender my shares, how many of my shares will Zapata purchase?

     - If more than 500,000 shares are tendered, we will purchase shares in the following order:

      - First, we may, at our option, purchase shares properly tendered from all holders of "odd-lots;" the number of shares that constitutes an odd-lot will be determined by us after the expiration date; we will choose a number of shares that, if all stockholders holding less than that number of shares tender their shares in our offer, would not reduce the number of our stockholders to the point that our common stock would be delisted from the New York Stock Exchange or subject to deregistration under the Securities Exchange Act of 1934;

      - Second, after purchasing all shares from the odd-lot stockholders if we so elect, subject to the conditional tender provisions described in
        Section 1, we will then purchase shares from all remaining shares properly tendered, on a pro rata basis until we have acquired 500,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law). We will announce this proration percentage, if it is necessary, after the expiration date;

      - Finally, if necessary to permit us to purchase 500,000 shares, shares conditionally tendered (for which the condition was not initially satisfied) and not properly withdrawn prior to the expiration date will, to the extent feasible, be selected for purchase by random lot in accordance with the Subsection entitled "Conditional Tender of Shares" under Section 1. To be eligible for purchase by random lot stockholders whose shares are tendered must have tendered all of their shares.

     - Consequently, all of the shares that you tender in the offer may not be purchased.

If I hold stock certificates for shares of Zapata stock issued prior to January 30, 2001, how will those shares be treated in this tender offer?

     - On May 3, 1994, we effected a one-for-five shares reverse stock split for our outstanding common stock. On January 30, 2001, we effected a one-for-ten shares reverse stock split for our outstanding common stock. Stockholders were required at that time of these reverse stock splits to tender their original stock certificates in order to receive new stock certificates reflecting the correct number of shares held by each stockholder as a result of the reverse stock splits. Any stockholder who did not tender a stock certificate issued prior to January 30, 2001 for a new stock certificate will show a number of shares on the old stock certificate which does not reflect the January 30, 2001 reverse stock split. Any stockholder who did not tender a stock certificate issued prior to May 3, 1994 for a new stock certificate will show a number of shares on the old stock certificate which does not reflect either the May 3, 1994 reverse stock split or the January 30, 2001 reverse stock split. We have mailed a pink Letters of Transmittal to each stockholder who is shown on our transfer agent's records as having not exchanged their pre-split stock certificates. The pink Letter of Transmittal must be completed, executed and delivered to the Depositary by the stockholders holding unexchanged stock certificates and who wish to tender those shares. These stockholders must also surrender with the pink Letter of Transmittal all of their unexchanged stock certificates, even if they are not tendering all of the shares represented by those certificates. If shares are not being tendered, or if any of the shares represented by the surrendered certificates are not purchased, then a new certificate containing the new CUSIP number representing the post-split non-tendered and/or non-purchased shares will be received by the stockholder from the Depositary. If you hold unexchanged stock certificates you may determine your current share balance by following the calculations contained in
       Section 3 -- "Procedures for Exchanging Stock Certificates Issued Prior to January 30, 2001."

How will you pay for the shares?

     - If this tender offer is fully subscribed, we will need $14,150,000 to pay for shares purchased in the offer and related estimated expenses. We plan to fund this payment from our available cash and cash equivalents, which as of September 30, 2002 totaled approximately $31.7 million on an unconsolidated basis. The tender offer is not subject to financing. See
       Section 8.

How long do I have to tender my shares?

     - You may tender your shares until the tender offer expires. The tender offer will expire on December 18, 2002, at 5:00 p.m., Eastern Time, unless we extend it. See Section 3. We may choose to extend the tender offer for any reason. See Section 14.

How will I be notified if you extend the tender offer?

     - If we decide to extend the tender offer, we will issue a press release by 9:00 a.m., Eastern Time, on the first business day after the previously scheduled expiration date. See Section 14. We cannot assure you, however, that the tender offer will be extended or, if extended for how long it will be extended.

What is the purpose of the tender offer?

     - Our board of directors believes that our tender offer may provide certain benefits to us and our stockholders, including:

     - Our tender offer may give stockholders the opportunity to sell their shares at a premium to recent trading prices for our common stock. The purchase price we are offering represents a 20.7% premium over the per share closing price of $23.20 for our shares on November 12, 2002, the last full trading day prior to the announcement of the tender offer. We urge you to obtain current market quotations for the shares. The offer also provides liquidity to stockholders to sell their shares, particularly those, who because of the number of shares they own could potentially disrupt share price by making sales. In addition, registered stockholders who participate in the tender offer will not incur the usual transaction costs associated with open market purchases if they tender directly to the Depositary and they may avoid "odd lot" discounts which could otherwise apply.

     - At the same time, we believe the offer is an attractive use of our financial resources based on the current market price for our shares. Our tender offer provides stockholders who do not participate in the offer with a proportionate increase in the relative equity interest in Zapata and thus in Zapata's future earnings and assets, if any. If, as of January 1, 2002, we had repurchased 500,000 shares for the tender offer price, and had financed this purchase with available cash and cash equivalents, our pro forma basic earnings per share for the nine months ended September 30, 2002 would have been $2.53 as compared to $2.02 as reported. As of September 30, 2002, our pro forma book value per share of common stock would have been $85.08 as compared to $73.23 as reported. If we had repurchased the same quantity of shares for the same tender offer price as of January 1, 2001, and had financed this purchase with available cash and cash equivalents, our pro forma basic earnings per share for the year ended December 31, 2001 would have been $2.19 as compared to $1.85 as reported. Future results, of course, are subject to a number of risks associated with our future financial performance, the transactions and acquisitions we consummate, if any, and our ability in the future to issue additional equity securities and incur debt. See Section 2.

     - For a further discussion of the potential benefits of our tender offer, see Section 2.

What are the potential risks and disadvantages of the tender offer?

     - The tender offer also presents some potential risks and disadvantages to Zapata and its continuing stockholders, including:

      -- Our available capital resources to fund our operations and future acquisitions will be reduced by approximately $14,150,000 if this tender offer is fully subscribed. In addition, our continuing stockholders will bear a higher proportionate risk in the event of future losses. Subsequent to completion of the offer, however, we believe we will have sufficient financial resources and access to capital to fund our operations and to permit us to make future acquisitions, although there can be no assurance of this.

      -- Our tender offer will also have the effect of substantially reducing our "public float," which may result in lower stock prices and/or reduced liquidity in the trading market for our common stock.

      -- If, as has been indicated to us, neither our executive officers or directors nor our principal stockholder, the Malcolm I. Glazer Family Limited Partnership, participate in the tender offer, then, upon completion of the tender offer, our principal stockholder's voting control over us will increase as its ownership of our outstanding common stock increase from approximately 46.5% to 58.8% if the tender offer is fully subscribed. The level of the Glazer partnership's beneficial ownership may have the effect of discouraging certain persons from purchasing shares of our common stock since the circumstances that would provide stockholders an opportunity to sell their shares at a premium over then prevailing market prices will be further diminished. See also "Summary -- What is the interest of our directors, executive officers and principal stockholder in the tender offer?"

      -- In addition, the market value of our shares remaining outstanding after we complete the tender offer may be adversely affected because the tender offer price is in excess of recent market prices at which our common stock traded prior to public announcement of the tender offer. Conversely, stockholders who do not tender their shares may be able to sell their non-tendered shares in the future at a net price higher than the tender offer price. This could be due to a number of factors, including our successful completion of a strategic transaction. See "Summary -- Will the tender offer be followed by another material transaction that could affect the value of Zapata's shares after the tender offer?"

     - For a further discussion of the potential risks and disadvantages of our offer, see Section 2.

Will the tender offer be followed by another material transaction that could affect the market value of Zapata's shares after the tender offer?

     - During the past few years, we have been actively exploring acquisition opportunities. As of the date of this document, we are not a party to a definitive agreement with respect to a particular transaction. There is no assurance that we will be able to successfully identify and consummate any acquisition or that we will be able to do so on terms that will ultimately enhance Zapata stockholder value.

     - On June 17, 2002, we announced that our board of directors authorized management to explore ways to enhance Zapata stockholder value through our majority ownership interest in our publicly traded subsidiary, Omega Protein Corporation (NYSE: OME). Zapata's Board believes that its majority position is not fully reflected by Omega Protein's current market value. Our board believes that Zapata stockholder value could be increased through an appropriate transaction or strategy involving Omega Protein. The Board asked Zapata management to consider increasing Zapata's ownership position in Omega Protein or in the alternative pursuing a possible sale, merger or another significant strategic transaction involving Omega Protein. Since June 2002, we have had discussions with various investment banks to determine whether to engage one of them to assist us in exploring potential transactions involving Omega Protein. This is a common first step in determining whether a transaction is feasible. Regardless of whether we engage an investment banking firm, we plan to continue exploring opportunities relative to Omega Protein as they are presented. As of the date of this document, no offers have been received to date and no agreements or understandings have been entered into by us relative to Omega Protein. Since our Omega Protein efforts are at the preliminary stage, there can be no assurance that a satisfactory transaction will emerge or the timing of any such transaction. There can also be no assurance that any transaction involving Omega Protein will ultimately enhance Zapata stockholder value or how that value will be realized.

     - If we successfully complete one of these transactions it could favorably effect the market value of our shares. If you tender your shares, you will forego the opportunity to benefit from any such potential transactions, including any resulting appreciation in the market value of our shares. For a further description of these recent developments see
       Section 2.

Are there significant conditions to the tender offer?

     - Yes. Although, our tender offer is not conditioned on stockholders tendering any minimum number of shares, our obligation to accept for payment, purchase or pay for any shares depends on a number of conditions, including our good faith determination that:

      -- no significant decrease in the price of our common stock or that of our majority owned subsidiary Omega Protein, or in the price of equity securities generally, and no adverse change in the U.S. equity or credit markets has occurred during the tender offer;

      -- no legal action has been threatened, pending or taken that might adversely affect the tender offer;

      -- no one has proposed, announced or made a tender or exchange offer
         (other than this tender offer) or a merger, business combination or other similar transaction involving us;

      -- no material adverse change in our business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership has occurred during this tender offer; and

      -- the completion of our offer and purchase of all of the tendered shares will not cause our common stock to be delisted from the New York Stock Exchange or be subject to deregistration under the Securities Exchange Act of 1934.

  - Our offer is subject to a number of additional conditions that are described in greater detail in Section 6.

What is the market value of my shares as of a recent date?

     - On November 12, 2002, the last full trading day prior to the announcement of the tender offer, the closing per share sales price of our common stock on the New York Stock Exchange was $23.20. We urge you to obtain a current market quotation for your shares before deciding whether to tender your shares. See Section 7.

Are you or is your board of directors recommending that I participate in the tender offer?

     - Our board of directors has approved the tender offer on behalf of Zapata. However, neither we nor our board of directors makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. Our directors, executive officers and principal stockholder, the Malcolm I. Glazer Family Limited Partnership who, together as a group, beneficially own approximately 46.7% of our outstanding common stock, and have informed us that they do not intend to participate in the tender offer. See Section 10.

What is the interest of our executive officer, directors and principal stockholder in the tender offer?

     - If this tender offer is fully subscribed and none of our directors, executive officers or principal stockholder participate in the tender offer as has been indicated to us, the beneficial ownership of our outstanding common stock will increase from approximately 2.2% to 2.8% for our directors and executive officers and will increase from approximately 46.5% to 58.8% for our principal stockholder, the Malcolm
       I. Glazer Family Limited Partnership (which is controlled by Malcolm Glazer). If at least 166,974 shares are purchased in the tender offer, the Glazer partnership and Malcolm Glazer (together "the Glazers") will own more than 50% of our outstanding common stock and will have the absolute numerical ability to elect all of our directors and to control all stockholder votes, except for the approval of certain transactions involving Zapata and the Glazers or entities they own or control, which require an 80% stockholder vote. The Glazers' ability to achieve an 80% vote will increase with the purchase of shares in this tender offer. Despite this super-majority voting requirement, the Glazers will have the ability to cause Zapata to engage in a "going private" transaction through transactions not requiring the 80% vote, subject to compliance with a Shareholders Agreement dated May 30, 1997. By letter dated November 11, 2002, the Glazers have confirmed to Zapata that they do not intend, contemplate engaging or causing Zapata to engage in a "going private" transaction, as defined in Rule 13e-3 of the Securities Exchange Act of 1934, and if that intent changes, any such transaction will (with certain exceptions) be subject to the requirements of the Shareholders Agreement, including prior approval of a special committee of disinterested directors and the receipt by the special committee of a fairness opinion from a nationally recognized independent investment banker. See Section 10.

How do I tender my shares?

     - To tender your shares, you must, prior to 5:00 p.m., Eastern Time, on December 18, 2002, unless we extend the tender offer:

      -- deliver your share certificate(s) and a properly completed and duly executed Letter of Transmittal to the Depositary at the address appearing on the back cover page of this document;

      -- if your share certificate(s) are not immediately available for physical delivery to the Depositary, have the Depositary receive a confirmation of receipt of your shares by book-entry transfer and a properly completed and duly executed Letter of Transmittal; or

      -- comply with the guaranteed delivery procedure.

     - You may also contact the Information Agent for assistance. See Section 3 and the instructions to the Letter of Transmittal.

May I conditionally tender my shares?

     - Yes. You may specify the minimum number of shares that must be purchased if any are purchased. If we cannot purchase the specified minimum amount after giving effect to the proration of tenders, we will not purchase any of your shares unless we do so by lot selection with all other conditional tenders who have not been purchased in order to allow us to purchase up to 500,000 shares (or such greater number of shares as we may determine). See Section 1.

Once I have tendered shares in the tender offer, can I withdraw my tender?

     - You may withdraw any shares you have tendered at any time before 5:00 p.m., Eastern Time, on December 18, 2002, unless we extend the tender offer. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares after 5:00 p.m., Eastern Time, on January 16, 2003. See Section 4.

How do I withdraw shares I previously tendered?

     - You must deliver on a timely basis a written or facsimile notice (confirmed by telephone) of your withdrawal to the Depositary at the address appearing on the back cover page of this document. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of such shares. Some additional requirements apply if the certificates for shares to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See
       Section 4.

When will I be paid?

     - We will pay for the shares accepted for payment by depositing the aggregate purchase price with the Depositary promptly after the expiration date for our tender offer. The Depositary will act as your agent and will transmit to you the payment for all of your shares accepted for payment. See Section 5. We anticipate that the Depositary will begin to mail checks for shares we purchase within seven business days after the offer expires, but we do not know exactly when you will receive these checks.

What are the United States federal income tax consequences if I tender my shares?

     - Our purchase of shares from you pursuant to the tender offer will be a taxable transaction for U.S. federal income tax purposes. Any such purchase will be treated, depending on your particular circumstances, either as a "sale or exchange" eligible for capital gain or loss treatment or as a dividend by us, subject to ordinary income tax rates. If your shares are held in an individual retirement account, however, you will not have any federal income tax consequences. However, any distributions from such an account may be taxable to you. In any case, you should consult your own tax adviser about the federal income tax consequences of participating in the tender offer. See Section 13.

Will I have to pay stock transfer tax if I tender my shares?

     - If you instruct the Depositary in the Letter of Transmittal to make the payment for the shares to the registered holder, you will not incur any stock transfer tax. See Section 5.

Who can I talk to if I have questions?

     - Our Information Agent can help answer your questions. The Information Agent is American Stock Transfer & Trust Company. The contact information for the Information Agent is set forth on the back cover page of this document.

                               TABLE OF CONTENTS

SUMMARY TERM SHEET..........................................    ii
FORWARD-LOOKING STATEMENTS..................................     1
THE TENDER OFFER............................................     1
  1.   Number of Shares; Proration..........................     1
  2.   Recent Developments; Purpose of the Tender Offer;
       Certain Effects of the Tender Offer..................     4
  3.   Procedures for Tendering Shares......................     8
  4.   Withdrawal Rights....................................    12
  5.   Purchase of Shares and Payment of Purchase Price.....    12
  6.   Conditions of the Tender Offer.......................    13
  7.   Price Range of Shares................................    14
  8.   Source and Amount of Funds...........................    15
  9.   Certain Information Concerning Us....................    15
  10.  Interests of Directors and Executive Officers and
       Principal Stockholder; Transactions and Arrangements
       Concerning Shares....................................    20
  11.  Effects of the Tender Offer on the Market for Shares;
       Registration Under the Exchange Act..................    23
  12.  Legal Matters; Regulatory Approvals..................    24
  13.  United States Federal Income Tax Consequences........    24
  14.  Extension of the Tender Offer; Termination;
       Amendment............................................    26
  15.  Fees and Expenses....................................    27
  16.  Miscellaneous........................................    27

                           FORWARD-LOOKING STATEMENTS

     This Offer to Purchase contains statements that are not historical facts and constitute projections, forecasts or forward-looking statements. Forward-looking statements may be identified by the use of forward-looking words or phrases such as "anticipate," "believe," "expect," "intend," "may," "planned," "potential," "should," "will" and "would." You are cautioned not to place undue reliance on any forward-looking statements. Such forward-looking statements are inherently subject to known and unknown risks and uncertainties. Our actual actions or results may differ materially from those expected or anticipated in the forward-looking statements. Specific factors that might cause such a difference, include, but are not limited to, those discussed or identified from time to time in our public filings with the Securities and Exchange Commission (the "SEC"), as well as the following risks:

     - the market price for our common stock;

     - the timing, completion or tax status of the tender offer;

     - strategic decisions of management, including, but not limited to, any related to our majority-owned publicly traded subsidiary, Omega Protein Corporation (NYSE: OME) and future acquisitions;

     - our future cash needs;

     - unanticipated cash requirements;

     - our access to capital;

     - changes in the current and future business environment, including interest rates;

     - changes in government laws and regulations, including taxes; and

     - the existence of a favorable environment to make acquisitions, domestic and foreign, including regulatory requirements and market value of candidates.

     The list of factors above is illustrative, but by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. All subsequent written and oral forward-looking statements concerning our offer or other matters addressed in this document and attributable to us or any person acting on our behalf are qualified by these cautionary statements.

     We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws or as set forth in the Schedule TO that contains this Offer to Purchase.

                                THE TENDER OFFER

1.  NUMBER OF SHARES; PRORATION

     Number of Shares; Price; Expiration Date. Upon the terms and subject to the conditions described herein and in the Letter of Transmittal, we will purchase up to 500,000 shares of our common stock that are validly tendered on or prior to the expiration date of the offer, and not properly withdrawn in accordance with Section 4, at a price of $28. The offer will expire on the later of 5:00 p.m., Eastern Time, on December 18, 2002, or the latest time and date to which the offer is extended pursuant to Section 14 (the "expiration date"). The proration period also expires on the expiration date.

     Right to Purchase Additional Shares, Extend, Amend or Terminate the Tender Offer. We reserve the right, in our discretion, to purchase more than 500,000 shares pursuant to the tender offer. See Section 14. In accordance with applicable regulations of the SEC, we may purchase an additional number of shares not to exceed 2% of the outstanding shares without amending or extending the tender offer. On November 12, 2002, we had 2,390,849 shares outstanding, 147,901 shares reserved for issuance upon exercise of outstanding stock options, and 758,666 shares reserved for future issuances of options or restricted stock that may be awarded under our Amended and Restated 1996 Long-Term Incentive Plan. As explained in
Section 14, we have the right to extend the period of time the tender offer is open, terminate the tender offer, or amend the tender offer. If (1) we increase or decrease the price to be paid for the shares, increase the number of shares being sought by more than 2% of the outstanding shares, or decrease the number of shares being sought; and (2) the tender offer is scheduled to expire earlier than the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 14, the tender offer will be extended until that tenth business day.

THIS OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 6.

     Prompt Return of Shares Tendered But Not Purchased. All shares tendered but not purchased pursuant to this tender offer, including shares not purchased because of proration and conditional tender provisions, will be returned to the tendering stockholders at our expense as promptly as practicable following the expiration date.

     Priority and Proration. Upon the terms and subject to the conditions of this tender offer, if 500,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) or fewer shares have been validly tendered and not withdrawn on or prior to the expiration date, we will purchase all the shares. Upon the terms and subject to the conditions of this tender offer, if more than 500,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) have been validly tendered and not withdrawn on or prior to the expiration date, we will purchase shares in the following order of priority:

     - First, we may at our option, purchase shares properly tendered from holders of "odd-lots," (as defined below) (other than those who make conditional or partial tenders);

     - Second, after purchasing shares from odd lot stockholders, if we so elect, subject to the conditional tender provisions described in this
       Section 1, we will purchase all remaining shares properly tendered on a pro rata basis until we have acquired 500,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law).

     - Finally, if necessary to permit us to purchase 500,000 shares, shares conditionally tendered (for which the condition was not initially satisfied) and not properly withdrawn prior to the expiration date will, to the extent feasible, be selected by us for purchase by random lot in accordance with the Subsection entitled "Conditional Tender of Shares" under this Section 1. To be eligible for purchase by random lot stockholders whose shares are tendered must have tendered all of their shares.

     Odd Lot Holders. For purposes of our tender offer, the term "odd lot holder" means the holder of the number of shares that constitutes an "odd-lot", as determined by us after the expiration date, but in no event shall it be more than 99 shares. We will choose a number of shares that, if all stockholders holding less than that number of shares tender their shares in our tender offer, would not reduce the number of our stockholders to the point that our common stock would be delisted from the New York Stock Exchange ("NYSE") or be subject to deregistration under the Securities Exchange Act of 1934 (the "Exchange Act"). As set forth above, at our option, shares of odd lot holders will be accepted for payment before proration, if any, of the purchase of other tendered shares. To qualify for this preference, an odd lot holder must tender all shares owned, beneficially or of record, by the odd lot holder and must so indicate in the Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery. This preference is not available to beneficial or record holders of more shares than we select, even if these holders have separate accounts or certificates representing fewer than that number of shares.

     Proration. If proration of tendered shares is required, we will determine the final proration factor promptly after the expiration date. Proration for each stockholder tendering shares, other than odd lot holders if the odd lot preference is used, will be based on the ratio of the number of shares tendered by such stockholder to the total number of shares tendered by all stockholders, other than odd lot holders if we elect this preference, subject to the conditional tender provisions described in this Section 1. This ratio will be applied to stockholders tendering shares to determine the number of shares (rounded up to the nearest whole share) that will be purchased from each such stockholder pursuant to our tender offer.

     Because of the potential difficulty in determining the number of shares properly tendered and not properly withdrawn, including shares tendered by guaranteed delivery procedures, and because of the odd lot procedure and the conditional tender procedures described below, we do not expect that we will be able to announce the final proration percentage or commence payment for any shares purchased under our offer until seven to ten business days after the expiration date. The preliminary results of any proration will be announced by press release promptly after the expiration date. Stockholders may obtain preliminary proration information from the Information Agent and may be able to obtain this information from their brokers.

     Conditional Tender of Shares. Under the circumstances described above in this Section 1, we may prorate the number of shares purchased pursuant to our offer. Stockholders may wish to tender their shares, but only on the condition that all or some other minimum number of their shares are purchased. In addition, as discussed in Section 13, the number of shares to be purchased from a particular stockholder may affect the tax treatment of the purchase to the stockholder and the stockholder's decision whether to tender and how many shares to tender. The conditional tender alternative allows a stockholder to structure the purchase of shares from him pursuant to the tender offer in such a manner that all or a specified minimum number of the stockholder's shares tendered pursuant to a Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery, must be purchased if any shares are purchased. The conditional tender alternative is made available so that a stockholder may (i) know with certainty the number of his shares, if any, which will be purchased pursuant to our offer (provided his shares are properly tendered and the condition of his tender is otherwise satisfied); or (ii) seek to structure the purchase of shares pursuant to our offer in such a manner that it will be treated as a sale of such shares by the stockholder, rather than the payment of a dividend to the stockholder, for federal income tax purposes. EACH STOCKHOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR TO DISCUSS THE CONDITIONAL TENDER ALTERNATIVE.

     If you wish to make a conditional tender, you must indicate this in the box captioned "Conditional Tenders" in the Letter of Transmittal or, if applicable, in the Notice of Guaranteed Delivery. You must also calculate and appropriately indicate the minimum number of shares that must be purchased if any are purchased. After our tender offer expires, if more than 500,000 shares have been properly tendered and not properly withdrawn and we must prorate our acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage based upon all shares properly tendered, conditionally or unconditionally, if the effect of this preliminary proration would be to reduce the number of shares to be purchased from any stockholder below the minimum number specified by that stockholder, the conditional tender will automatically be regarded as withdrawn, unless chosen by lot for reinstatement as described in the next paragraph. After giving effect to these withdrawals, we will accept the remaining shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If we are able to purchase all of the remaining tendered shares and the number that we would purchase would be below 500,000, then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been deemed withdrawn to permit us to purchase 500,000 shares (or such greater number of shares as we determine). To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

     All shares tendered by a stockholder subject to a conditional tender pursuant to the Letter of Transmittal or Notice of Guaranteed Delivery and regarded as withdrawn as a result of proration will be returned as promptly as practicable after the expiration date.

     Extension of Offer Period. We expressly reserve the right, in our sole discretion, at any time or from time to time, to extend the period of time during which the tender offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof or mailing a written notice of extension to you. See Section 14. We have no present intent to exercise our right to extend the tender offer.

     Business Day. For purposes of the tender offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

     Dissemination of Offer. Copies of this Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares.

2. RECENT DEVELOPMENTS; PURPOSE OF THE TENDER OFFER; CERTAIN EFFECTS OF THE TENDER OFFER

     Recent Developments

     During the past few years, we have been actively exploring acquisition opportunities. In pursuing acquisitions, we have broad discretion in identifying and selecting both the industries and the possible acquisition candidates within those industries that we will acquire. We have not identified a specific industry on which we intend to focus. As of the date of this document we are not a party to a definitive agreement with respect to a particular transaction. We cannot assure you that we will be able to successfully identify and consummate any acquisition or that we will be able to do so on terms that will ultimately enhance Zapata stockholder value. In addition, although we believe we will have sufficient funds for future acquisitions, depending on the size of future acquisitions, we may need to raise additional capital through the issuance of equity or debt. In such event, we believe we will have access to capital; however, there is no assurance that capital will be available to us at the time, in the amounts necessary or with terms satisfactory to us.

     On June 17, 2002, we announced that our board of directors authorized management to explore ways to enhance Zapata stockholder value through our majority owned publicly traded subsidiary Omega Protein. Zapata's Board believes that its majority position is not fully reflected by Omega Protein's current market value. Our board believes that Zapata stockholder value could be increased through an appropriate transaction or strategy involving Omega Protein. The board asked Zapata management to consider increasing Zapata's ownership position in Omega Protein or in the alternative pursuing a possible sale, merger or another significant strategic transaction involving Omega Protein.

     Since June 2002, we have had discussions with various investment banks to determine whether to engage one of them to assist us in exploring potential transactions involving Omega Protein. This is a common first step in determining whether a transaction is feasible. Regardless of whether we engage an investment banking firm, we plan to continue exploring opportunities relative to Omega Protein. As of the date of this document, no offers have been received to date and no agreements or understandings have been entered into by us relative to Omega Protein. Since our Omega Protein efforts are at the preliminary stage, there can be no assurance whether a satisfactory transaction will emerge and the timing of any such transaction, if any. There also can be no assurance that any transaction involving Omega Protein will ultimately enhance Zapata stockholder value or how that value will be realized.

     In 1998, our board approved the repurchase of up to 500,000 shares in open market or in private transactions. To date we have not acted on this authorization. Our board of directors concluded that recent market prices made a repurchase of Zapata's shares an attractive investment for Zapata and its continuing stockholders for the reasons discussed below. The board concluded, however, that our ability to implement the repurchases through open market transactions would be difficult in light of the current trading volume in our stock and regulatory restrictions, which limits daily trading volume and price per share that can be paid. Accordingly, our board of directors terminated the authorization for the open market share repurchase program and approved this tender offer.

     Purpose of the Tender Offer. We are making the tender offer because we believe that the tender offer may provide several benefits to Zapata and its stockholders, including the following:

     - Our tender offer may give stockholders the opportunity to sell their shares at a premium to recent trading prices for our stock. The $28 tender offer price represents a 20.7% premium over the per share closing price of $23.20 for our shares on November 12, 2002, the last full trading day prior to the announcement of the tender offer. You are urged to obtain current market quotations for the shares. See Section 7.

     - Our tender offer provides stockholders who are the registered owners of shares of our common stock and considering a sale of all or a portion of their shares with the opportunity to avoid the usual transaction costs associated with open market sales if they tender directly to the Depositary. In addition, odd lot holders who hold shares in their names and tender their shares directly to the Depositary and whose shares are purchased pursuant to the tender offer not only will avoid the payment of brokerage commissions, but also will avoid any applicable odd lot discount which may be payable on a sale of their shares in a transaction on the NYSE.

     - Our tender offer provides participating stockholders (particularly those who, because of the number of the shares they own could potentially disrupt the share price by making sales) with an opportunity to obtain liquidity with respect to their shares.

     - Our tender offer provides stockholders who do not participate in the offer with a proportionate increase in the relative equity interest in Zapata and thus in Zapata's future earnings and assets, if any. If, as of January 1, 2002, we had repurchased 500,000 shares for the tender offer price, and had financed this purchase with available cash and cash equivalents, our pro forma basic earnings per share for the nine months ended September 30, 2002 would have been $2.53 as compared to $2.02 as reported. As of September 30, 2002, our pro forma book value per share of common stock would have been $85.08, as compared to $73.23 as reported. If we had repurchased the same quantity of shares for the same tender offer price as of January 1, 2001, and had financed this purchase with available cash and cash equivalents, our pro forma basic earnings per share for the year ended December 31, 2001 would have been $2.19 as compared to $1.85 as reported. Future results, of course, are subject to a number of risks associated with our future financial performance, the transactions and acquisitions we consummate, if any, and our ability in the future to issue additional equity securities and incur debt. See
       Section 9.

     - Our tender offer, to the extent it results in a reduction of the number of registered stockholders, will reduce our costs for services to stockholders.

     Potential Risks and Disadvantages of the Tender Offer. The tender offer also presents some potential risks and disadvantages to Zapata and its continuing stockholders, including:

     - If the tender offer is fully subscribed, we will spend up to $14,150,000 in cash and cash equivalents to pay for shares and related estimated expenses. For the last few years, interest on our cash, cash equivalents and short-term and long-term investments, have been our sole source of revenue at the non-consolidated corporate level to offset operating expenses. These liquid assets are also our main source of capital to fund our various strategic initiatives, including future acquisitions. As of September 30, 2002, these liquid assets totaled approximately $86.0 million on an unconsolidated basis. In the event that we complete the tender offer and purchase 500,000 shares, these liquid assets will be reduced by the amount of the tender offer price and the related expenses, thereby by reducing our interest income and available capital. Nevertheless, we expect that after we complete the tender offer we will have sufficient liquid assets and access to other sources of capital to fund our operations and to make one or more future acquisitions. However, our actual experience may differ significantly from our expectations and there can be no assurance that our action in utilizing a significant portion of our capital in this manner will not adversely affect our ability to fund our operations, absorb possible losses in future periods or to make future acquisitions. Future events may adversely and materially affect our business, expenses or prospects and could affect our available cash or the availability or cost of external financial resources.

     - If, as of January 1, 2002, we had repurchased 500,000 shares for the tender offer price, and had financed this purchase with available cash and cash equivalents, our pro forma consolidated stockholders' equity as of September 30, 2002 would have been $160.9 million, rather than $175.1 million as reported. See Section 9.

     - Our continuing stockholders will bear a higher proportionate risk in the event of future losses.

     - The market value of our shares remaining outstanding after we purchase shares pursuant to the tender offer may be adversely affected because the tender offer price is in excess of recent market prices at which the common stock has traded prior to the public announcement of our intention to commence the tender offer. We have not undertaken any studies or made any analysis of the market prices at which the remaining shares are likely to trade following consummation of the tender offer, and can provide no assurance as to the market value of the shares following our purchase pursuant to the tender offer.

     - Our tender offer will substantially reduce our "public float", which is the number of shares owned by public stockholders and available for trading in the securities market. This reduction may result in lower stock prices and/or reduced liquidity in the trading market for our shares in the future and may make it more difficult to buy or sell significant amounts of our shares without materially affecting the market price. It is a our intention and a condition of the offer that we will meet the minimum continued listing standards of the NYSE immediately after our purchase of shares pursuant to the tender offer.

     - As of September 30, 2002, we had recorded deferred tax assets of approximately $6.6 million and approximately $5.2 million attributable to alternative minimum tax credits and net operating losses, respectively ("Tax Attributes"). Section 382 of the Code generally provides that if a corporation undergoes an "ownership change," there will be an annual limitation on the ability to utilize these Tax Attributes against taxable income generated after the ownership change. In general, for purposes of
       Section 382, an "ownership change" occurs with respect to a corporation if any of its stockholders who own, directly or indirectly, five percent or more of the stock of the corporation ("five percent stockholders") increase their aggregate percentage equity ownership by more than 50 percentage points over the lowest percentage of stock owned by those stockholders at any time during a three-year testing period. Based on current ownership information available to us and certain assumptions deemed reasonable by us, if the tender offer is fully subscribed, we believe that the ownership change percentage as calculated from the appropriate three-year testing period would be approximately 35%. If in the future there is an ownership change of equity that exceeds the 50 percentage point threshold, our ability to utilize the existing Tax Attributes against post-change taxable income could be materially limited. In the event that it is determined that it is more likely than not that we will not be able to realize the benefit for some or all of these Tax Attributes in connection with a change of ownership, we will be required to recognize a charge against our net income for the period in which this termination is made. It is not possible to predict whether or not after this tender offer there will be a change of ownership under
       Section 382 of the Code.

     - The tender offer will increase the proportional holdings of our directors and executive officers and principal stockholder if they do not participate in the tender offer as they have indicated. In particular, the ownership of our outstanding common stock by the Malcolm I. Glazer Family Limited Partnership, which beneficially owns approximately 46.5% of our outstanding common stock prior to the tender offer, will increase in proportion to our outstanding common stock. Specifically, assuming we purchase 500,000 shares of common stock and that we do not purchase any shares from directors, executive officers or principal stockholder under the tender offer, then after the tender offer is completed, the Glazer partnership will own approximately 58.8% of our outstanding common stock. If at least 166,974 shares are purchased in the tender offer, the Glazer partnership will own more than 50% of our outstanding common stock and will have the absolute numerical ability to elect all of our directors and to control all stockholder votes, except for the approval of certain transactions involving Zapata and the Glazers or entities they own or control, which require an 80% stockholder vote. The Glazers' ability to achieve an 80% vote will increase with the purchase of shares in this tender offer. Despite this super-majority voting requirement, the Glazer partnership will have the ability to cause Zapata to engage in a "going private" transaction through transactions not requiring an 80% vote, subject to compliance with a Shareholders Agreement dated May 30, 1997. By letter dated November 11, 2002, the Glazer partnership have confirmed to Zapata that they do not intend or contemplate engaging or causing Zapata to engage in a "going private" transaction, as defined in Rule 13e-3 of the Exchange Act. If that intent changes, any such transaction will be subject to the Shareholders Agreement, including the prior approval of a special committee of disinterested directors and the special committee's receipt of a fairness opinion from a nationally recognized independent investment banker. For a further description of the Shareholders Agreement between the Glazers and Zapata see Section 10.

     Although the Zapata Board established the price for the shares to be purchased in this tender offer based on recent market activity for Zapata's shares, this price has been subjectively determined. The market price for Zapata's shares may bear no relation to the tender offer price and future market prices could be substantially higher than the tender price and/or recent market prices. This could be due to a number of factors, including, but not limited to, our successful completion of a strategic transaction involving our majority interest in Omega Protein and/or one or more strategic acquisitions. See Section 2 -- "Recent Developments" above. We give no assurance, however, as to the price at which a stockholder may be able to sell shares of our common stock in the future. If, however, you participate in this tender offer, you will forego the opportunity to benefit from any appreciation which may result from a future acquisition or transaction involving our majority ownership interest in Omega Protein, including any resulting appreciation in the market value of our shares.

OUR BOARD OF DIRECTORS ADOPTED RESOLUTIONS APPROVING THE TENDER OFFER. NEITHER ZAPATA NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY SHARES. ZAPATA HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. STOCKHOLDERS SHOULD CAREFULLY EVALUATE ALL INFORMATION IN THIS DOCUMENT, SHOULD CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS, AND SHOULD MAKE THEIR OWN DECISIONS ABOUT WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. ZAPATA HAS BEEN INFORMED THAT NEITHER ITS DIRECTORS OR EXECUTIVE OFFICERS NOR ITS PRINCIPAL STOCKHOLDER INTEND TO TENDER ANY SHARES IN THE TENDER OFFER.

     We have no present intention of acquiring shares in addition to shares purchase in the tender offer. We, however, reserve the right to in the future purchase additional shares of common stock on the open market, in private transactions, through tender offers or otherwise in amounts and at times not now determinable. Any additional purchases may be on the same terms or on terms that are more or less favorable to stockholders than the terms of the tender offer. However, we and our affiliates are prohibited from purchasing any shares, other than pursuant to the tender offer, until at least ten business days after the expiration date of the tender offer, except pursuant to certain limited exceptions provided in the SEC's Rule 14e-5.

     All shares purchased in the tender offer will be held by us as treasury stock. These shares will be available for us to use without further stockholder action (except as required by applicable law or the NYSE rules or any other securities exchange on which the shares are listed or traded) for purposes including, without limitation, acquisitions, raising additional capital and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for directors.

     Except as disclosed in this document, we currently have no plans, proposals or negotiations that relate to or would result in (a) any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries; (b) any purchase, sale or transfer of a material amount of our or any of our subsidiaries' assets; (c) any material change in our present dividend policy, or indebtedness or capitalization; (d) any change in our present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on our board of directors or to change any material term of the employment contract of any executive officer; (e) any other material change in our corporate structure or business; (f) any class of our equity securities being delisted from a national securities exchange or ceasing to be authorized for quotation in an automated quotations system operated by a national securities association; (g) any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; (h) the suspension of our obligation to file reports under Section 15(d) of the Exchange Act; (i) the acquisition by any person of additional securities of our company or the disposition of securities of our company; or (j) any change in our articles of incorporation, by-laws or other governing instruments or other actions which could impede the acquisition of control of our company. Notwithstanding the foregoing, we consider from time to time and may in the future consider opportunities to take any such actions.

3.  PROCEDURES FOR TENDERING SHARES

     Proper Tender of Shares. For shares to be tendered properly under the tender offer, (1) the certificates for those shares (or confirmation of receipt of such shares under the procedure for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile copy), including any required signature guarantees, or an "agent's message" (as defined below), and any other documents required by the Letter of Transmittal, must be received before 5:00 p.m., Eastern Time, on the expiration date by the Depositary at its address set forth on the back cover page of this document or (2) the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

     The term "agent's message" means a message transmitted by DTC to, and received by, the Depositary, which states that DTC has received an express acknowledgment from the participant in DTC tendering the shares that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

     Stockholders who hold shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender shares through the brokers or banks and not directly to the Depositary.

     Procedures for Exchanging Stock Certificates Issued Prior to January 30, 2001.

     On May 3, 1994, we effected a one-for-five shares reverse stock split for our outstanding common stock. On January 30, 2001, we effected a one-for-ten shares reverse stock split for our outstanding common stock. In both of these reverse stock splits we did not issue or purchase fractional shares, but rather rounded up all fractions to the next whole number of shares. Stockholders were required at that time of these reverse stock splits to tender their original stock certificates in order to receive new stock certificates reflecting the correct number of shares held by each stockholder as a result of the reverse stock splits. Any stockholder who did not tender a stock certificate issued prior to January 30, 2001 for a new stock certificate will show a number of shares on the old stock certificate which does not reflect the January 30, 2001 reverse stock split. Any stockholder who did not tender a stock certificate issued prior to May 3, 1994 for a new stock certificate will show a number of shares on the old stock certificate which does not reflect either the May 3, 1994 reverse stock split or the January 30, 2001 reverse stock split.

     We have mailed pink Letters of Transmittal to each stockholder who is shown on our transfer agent's records as having not exchanged their pre-split stock certificates. The pink Letter of Transmittal must be completed, executed and delivered to the Depositary by the stockholders holding unexchanged stock certificates and who wish to tender those shares. These stockholders must also surrender with the pink Letter of Transmittal all of their unexchanged stock certificates, even if they are not tendering all of the shares represented by those certificates. If shares are not being tendered, then a new certificate containing the new CUSIP number representing the post-split non-tendered shares will be received by the stockholder from the Depositary

     A holder of unexchanged stock pre-split stock certificates may determine his current share balance as follows:

     - Holders of certificates representing shares issued prior to May 3, 1994 that have not been exchanged for new certificates should divide the number of shares represented by that certificate by five and round this split adjusted share number up to the next whole number. This number should then be divided by 10 with the result rounded up to the next whole share. For example, a holder of a certificate issued prior to May 3, 1994, which represents 127 shares would first divide 127 by 5. The result (25.4) would be rounded to 26, which would then be divided by 10. This result (2.6) would be rounded to 3, which would be the number of split adjusted shares represented by the certificate.

     - Holders of certificates representing shares issued after May 3, 1994, but prior to January 30, 2001 that have not been exchanged for new certificates should divide the number of shares represented by that certificate by ten and round this split adjusted share number up to the next whole number. For example, a holder of a certificate representing 101 shares issued subsequent to May 3, 1994 and prior to January 30, 2001 would divide 101 by 10. This result (10.1) would be rounded to 11 which would be the split adjusted number of shares represented by this certificate.

     If less than all of such holder's shares are purchased in the offer, the holder will receive from the Depositary certificates for shares with the current CUSIP number representing the appropriate number of exchanged shares in accordance with such ratio.

     Signature Guarantees and Method of Delivery. No signature guarantee is required: (1) if the Letter of Transmittal is signed by the registered holder of the shares (which term, for purposes of this Section 3, shall include any participant in The Depository Trust Company, or DTC, whose name appears on a security position listing as the owner of the shares) tendered therewith and such holder has not completed either the box captioned "Special Delivery Instructions" or the box captioned "Special Payment Instructions" on the Letter of Transmittal; or (2) if shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act. See Instruction 1 of the Letter of Transmittal. If a certificate for shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an eligible guarantor institution.

     Payment for shares tendered and accepted for payment under the tender offer will be made only after timely receipt by the Depositary of certificates for such shares or a timely confirmation of the book-entry transfer of such shares into the Depositary's account at DTC as described above, a properly completed and duly executed Letter of Transmittal or a manually signed facsimile copy, or an agent's message in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.

     The method of delivery of all documents, including certificates for shares, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering stockholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

     Book-Entry Delivery. The Depositary will establish an account with respect to the shares for purposes of the tender offer at DTC within two business days after the date of this document, and any financial institution that is a participant in DTC's system may make book-entry delivery of the shares by causing DTC to transfer shares into the Depositary's account in accordance with DTC's procedures for transfer. Although delivery of shares may be effected through a book-entry transfer into the Depositary's account at DTC, either (1) a properly completed and duly executed Letter of Transmittal or a manually signed facsimile copy with any required signature guarantees, or an agent's message, and any other required documents must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover page of this document before the expiration date or (2) the guaranteed delivery procedure described below must be followed. Delivery of the Letter of Transmittal and any other required documents to DTC does not constitute delivery to the Depositary.

     Guaranteed Delivery. If you desire to tender shares under the tender offer and your stock certificates are not immediately available or cannot be delivered to the Depositary before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the Depositary before the expiration date, you may nevertheless tender your shares if all of the following conditions are satisfied:

     - the tender is made by or through an eligible guarantor institution;

     - the Depositary receives by hand, mail, overnight courier, telegram or facsimile transmission, before the expiration date, a properly completed and duly executed Notice of Guaranteed Delivery in the form we have provided with this document, including (where required) a signature guarantee by an eligible guarantor institution in the form set forth in the Notice of Guaranteed Delivery; and

     - the certificates for all tendered shares, in proper form for transfer, or confirmation of book-entry transfer of your shares into the Depositary's account at DTC, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile copy of the Letter of Transmittal, and any required signature guarantees, or an agent's message, or other documents required by the Letter of Transmittal, are received by the Depositary within three NYSE trading days after the expiration date of the tender offer.

     Return of Unpurchased Shares. If any tendered shares are properly withdrawn before the expiration date, or if less than all shares evidenced by your certificates are tendered, we will return certificates for unpurchased shares as promptly as practicable after the expiration or termination of the tender offer or the proper withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at DTC, the shares will be credited to the appropriate account maintained by the tendering stockholder at DTC, in each case without expense to the stockholder.

     Stock Options. We are not offering, as part of the tender offer, to purchase any outstanding options and tenders of options will not be accepted. Holders of outstanding options who wish to participate in the tender offer must exercise their options and purchase shares of our common stock and then tender the shares pursuant to the tender offer, provided that the exercise of those options and the tender of shares is in accordance with the terms of the applicable option documents. In no event are any options to be delivered to the Depositary in connection with a tender of shares hereunder. An exercise of an option cannot be revoked even if shares received upon the exercise and tendered in the tender offer are not purchased in the tender offer for any reason.

     Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares that we determine are not in proper form or the acceptance for payment of or payment for which we determine may be unlawful. We also reserve the absolute right to waive any of the conditions of the tender offer or any defect or irregularity in any tender with respect to any particular shares or any particular stockholder and our interpretation of the terms of the tender offer will be final and binding on all parties. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by us. Neither we nor any of the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give any such notification.

     Tendering Stockholder's Representation and Warranty; Our Acceptance Constitutes an Agreement. A proper tender of shares under any of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the tender offer, as well as the tendering stockholder's representation and warranty to us that (1) the stockholder has a net long position in the shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4 promulgated by the SEC under the Exchange Act and (2) the tender of shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person's own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by lot (including any extensions), the person so tendering (1) has a net long position equal to or greater than the amount tendered in (x) the subject securities or
(y) securities immediately convertible into, or exchangeable or exercisable for, the subject securities and (2) will deliver or cause to be delivered the shares in accordance with the terms of the tender offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Our acceptance for payment of shares tendered under the tender offer will constitute a binding agreement between the tendering stockholder and us upon the terms and conditions of the tender offer.

     Lost or Destroyed Certificates. Stockholders whose certificate for part or all of their shares have been lost, stolen, misplaced or destroyed may contact our transfer agent for our common stock, American Stock Transfer & Trust Company, at (800) 937-5449, for instructions as to obtaining a replacement certificate. That certificate will then be required to be submitted together with the Letter of Transmittal in order to receive payment for shares that are tendered and accepted for payment. A bond may be required to be posted by the stockholder to secure against the risk that the certificates may be subsequently recirculated. Stockholders are urged to contact our transfer agent immediately in order to permit timely processing of this documentation and to determine if the posting of a bond is required.

     Certificates for shares, together with a properly completed and duly executed Letter of Transmittal or facsimile copy, or an agent's message, and any other documents required by the Letter of Transmittal, must be delivered to the Depositary and not to us. Any documents delivered to us or the book-entry transfer facility will not be forwarded to the Depositary and therefore will not be deemed to be properly tendered.

     Federal Backup Withholding Tax. Under the United States federal backup withholding tax rules, 30% of the gross proceeds payable to a stockholder or other payee under the tender offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides a taxpayer identification number (employer identification number or social security number) to the Depositary and certifies under penalties of perjury that the provided number is correct or otherwise establishes an exemption. If the Depositary is not provided with the correct taxpayer identification number or another adequate basis for exemption, the holder may be subject to certain penalties imposed by the Internal Revenue Service. Therefore, you should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal in order to provide the information and certification necessary to avoid backup withholding, unless you otherwise establish to the satisfaction of the Depositary that you are not subject to backup withholding. Specified stockholders (including, among others, all corporations and some foreign stockholders (in addition to foreign corporations)) are not subject to these backup withholding and reporting requirements rules. In order for a foreign stockholder (including a foreign corporation) to establish that it is an exempt recipient, that stockholder must submit an IRS Form W-8BEN or W-8ECI or a Substitute Form W-8, signed under penalties of perjury, attesting to that stockholder's exempt status. The applicable form can be obtained from the Information Agent.

     Federal Income Tax Withholding on Payments to Foreign Stockholders. Even if a foreign stockholder has provided the required certification as described in the preceding paragraphs to avoid backup withholding, the Depositary will withhold United States federal income taxes at a rate of 30% of the gross payment payable to a foreign stockholder or his, her or its agent unless the Depositary determines that an exemption from, or a reduced rate of, withholding tax is available under a tax treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the conduct of a trade or business of the foreign stockholder within the United States. For this purpose, a foreign stockholder is any stockholder that is not a "United States holder." In order to obtain a reduced rate of withholding under a tax treaty, a foreign stockholder must deliver to the Depositary before the payment a properly completed and executed IRS Form W-8BEN. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid under the tender offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the Depositary a properly completed and executed IRS Form W-8ECI. A foreign stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if they or it satisfies one of the "Section 302 tests" for capital gain treatment described above or is otherwise able to establish that no withholding or a reduced amount of withholding is due. Federal backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of federal income tax withholding.

     Foreign stockholders are urged to consult their tax advisors regarding the application of United States federal income tax withholding, including eligibility for a reduction of, or an exemption from, withholding tax, and the refund procedure. See instructions 13 and 14 of the Letter of Transmittal.

     The discussion set forth above is included for general information only. You are urged to consult your tax advisor to determine the particular tax consequences to you of the tender offer, including the applicability and effect of state, local and foreign tax laws.

4.  WITHDRAWAL RIGHTS

     Except as otherwise provided in this Section 4, tenders of shares under the tender offer are irrevocable. Shares tendered under the tender offer may be withdrawn at any time before the expiration date and, unless previously accepted for payment by us under the tender offer, may also be withdrawn at any time after 12:00 midnight, Eastern Time, on January 16, 2003.

     For a withdrawal to be effective, a written or facsimile transmission (confirmed by telephone) notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover page of this document. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn and the name of the registered holder of such shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless such shares have been tendered for the account of an eligible guarantor institution.

     If shares have been tendered under the procedure for book-entry transfer set forth in Section 3, any notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC's procedures. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, and our determination will be final and binding. Neither we nor any of the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     Withdrawals may not be rescinded and any shares properly withdrawn will thereafter be deemed not properly tendered for purposes of the tender offer unless the withdrawn shares are properly re-tendered before the expiration date by following one of the procedures described in Section 3.

     If we extend the tender offer, we are delayed in our purchase of shares or if we are unable to purchase shares under the tender offer for any reason, then, without prejudice to our rights under the tender offer, the Depositary may, subject to applicable law, retain tendered shares on our behalf, and such shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4.

5.  PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE

     Upon the terms and subject to the conditions of the tender offer (including, if the tender offer is extended or amended, the terms and conditions of any such extension or amendment), as promptly as practicable following the expiration date, we will accept for payment and pay for, and thereby purchase, shares properly tendered and not properly withdrawn before the expiration date. Subject to applicable rules of the SEC, we expressly reserve the right to delay acceptance for payment of, or payment for, shares in order to comply in whole or in part with any other applicable law. For purposes of the tender offer, we will be deemed to have accepted for payment and therefore purchased shares that are properly tendered and not properly withdrawn, subject to the discretionary odd-lot, proration and conditional tender provisions of the tender offer, only when, as and if we give oral or written notice to the Depositary of our acceptance of the shares for payment under the tender offer.

     Upon the terms and subject to the conditions of the tender offer, as promptly as practicable after the expiration date, we will pay for shares purchased under the tender offer by depositing the aggregate purchase price for such shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to the tendering stockholders. Under no circumstances will interest on the tender offer price for shares be paid, regardless of any delay in making such payment.

     In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the expiration date; however, we do not expect to be able to announce the final results of any proration and commence payment for shares purchased until approximately seven to ten business days after the expiration date. Certificates for all shares tendered and not purchased, including shares not purchased due to proration or conditional tenders, will be returned to the tendering stockholder, or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with DTC by the participant who delivered the shares, at our expense as promptly as practicable after the expiration date or termination of the tender offer without expense to the tendering stockholders

     We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased under the tender offer. If, however, payment of the purchase price is to be made to any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted.

     Any tendering stockholder or other payee who fails to complete fully, sign and return to the Depositary the substitute Form W-9 included with the Letter of Transmittal may be subject to federal backup withholding tax of 30% of the gross proceeds paid to the stockholder or other payee under the tender offer. See
Section 3.

6.  CONDITIONS OF THE TENDER OFFER

     Notwithstanding any other provision of the tender offer, and in addition to (and not in limitation of) Zapata's right to extend, amend or terminate the offer as set forth in Section 14, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the tender offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if at any time on or after November 20, 2002 and before the expiration date any of the following events shall have occurred (or shall have been determined, in good faith, by us to have occurred) that, in our judgment and regardless of the circumstances giving rise to the event or events (including any action or omission to act by us), makes it inadvisable to proceed with the tender offer or with acceptance for payment:

          (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly (i) challenges the making of the tender offer, the acquisition of some or all of the shares under the tender offer or otherwise relates in any manner to the tender offer or (ii) in our judgment, could materially and adversely affect our and our subsidiaries' (taken as a whole) business, condition (financial or other), income, operations or prospects, or otherwise materially impairs in any way the contemplated future conduct of our and our subsidiaries' (taken as a whole) business or materially impairs the contemplated benefits of the tender offer to us;

          (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the tender offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit completion of the tender offer,
     (ii) delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the shares, (iii) materially impair the contemplated benefits of the tender offer to us or (iv) materially and adversely affect our and our subsidiaries' (taken as a whole) business, condition (financial or other), income, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our and our subsidiaries' (taken as a whole) business;

          (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or the European Union, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the European Union, (iii) the commencement or escalation of a war, armed hostilities or other international or national crisis, including terrorism events, which directly or indirectly involving the United States or any of its territories, (iv) any significant decrease in the market price of Zapata's common stock or Omega Protein's common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our judgment, have a material adverse effect on our business, operations or prospects or the trading in shares of Zapata's common stock or Omega Protein's common stock, (v) in the case of any of the foregoing existing at the time of the commencement of the tender offer, a material acceleration or worsening thereof or (vi) any decline in either the NYSE Composite Index or the Standard and Poor's Index of 500 Industrial Companies by a material amount (including, without limitation, an amount in excess of 10%) from the close of business on November 12, 2002;

          (d) a tender offer or exchange offer (other than this tender offer) for any or all of Zapata's shares of common stock, or any merger, business combination or other similar transaction with or involving us or any of our subsidiaries, shall have been proposed, announced or made by any person;

          (e) (i) any entity, "group" (as that term is used in Section 13(d)(3) of the Exchange Act) or person shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares (other than any such person, entity or group who has filed a Schedule 13D or Schedule 13G with the SEC with respect to our common stock on or before November 12,
     2002), (ii) any entity, group or person who has filed a Schedule 13D or
     Schedule 13G with the SEC on or before November 12, 2002 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of Zapata's outstanding shares of common stock or (iii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of their respective assets or securities other than in connection with a transaction authorized by our board of directors;

          (f) any change or changes or events shall have occurred or be threatened in our or any of our subsidiaries' business, financial condition, assets, income, operations, prospects or stock ownership that, in our judgment, is or may be material and adverse to us or our subsidiaries; or

          (g) we determine that our offer and purchase of all of the tendered shares will cause our common stock to be delisted from the NYSE or be subject to deregistration under the Exchange Act;

     These conditions are for our benefit and may be asserted by us regardless of the circumstances, including any action or inaction by us, giving rise to any of these conditions, and any such condition may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of the right and each of these rights shall be deemed an on-going right which may be asserted at any time and from time to time. Any determination by us concerning the events described above will be final and binding on all parties.

7.  PRICE RANGE OF SHARES

     Our shares of common stock are listed for trading on the NYSE under the symbol "ZAP." The following table sets forth the high and low sales prices per share of our common stock, as reported in the NYSE consolidated transactions reporting system, for each calendar quarter ended after January 1, 2000. These stock prices reflect the one-for-ten reverse stock split effective January 30, 2001. Zapata has declared no cash dividends between January 1, 2000 and the date of this tender offer.

                                    2002                                  2001                                   2000
                       ------------------------------   -----------------------------------------   ------------------------------
                       3RD QTR.   2ND QTR.   1ST QTR.   4TH QTR.   3RD QTR.   2ND QTR.   1ST QTR.   4TH QTR.   3RD QTR.   2ND QTR.
                       --------   --------   --------   --------   --------   --------   --------   --------   --------   --------
High sales price.....   $30.00     $30.30     $29.70     $29.80     $22.34     $21.98     $23.75     $30.00     $32.50     $48.13
Low sales price......   $26.75     $24.60     $24.86     $17.59     $16.50     $15.75     $15.63     $13.13     $28.13     $30.00

                         2000
                       --------
                       1ST QTR.
                       --------
High sales price.....   $69.38
Low sales price......   $42.50

     On November 12, 2002, the last full trading day before the public announcement of the tender offer, the last reported sale price of the shares on the NYSE was $23.20. You are urged to obtain current market quotations for the shares.

8.  SOURCE AND AMOUNT OF FUNDS

     Assuming that the maximum 500,000 shares are tendered in the offer at the $28 per share offer price, we will need $14,150,000 to pay for shares purchased in the tender offer and related expenses. We anticipate funding payment of this cost with our available cash and cash equivalents, which as of September 30, 2002, totaled approximately $31.7 million on an unconsolidated basis. Because we are funding the offer entirely through our cash and cash equivalents, we have no alternative financing plans.

9.  CERTAIN INFORMATION CONCERNING US

     Summary. Zapata Corporation is a holding company which currently operates in the food segment through its 61% owned subsidiary, Omega Protein Corporation ("Omega Protein" or "Omega"), which is the nation's largest marine protein company. In addition, Zapata holds approximately 98% of the outstanding stock of Zap.Com Corporation ("Zap.Com"), which is currently a public shell corporation. As a holding company, Zapata continues to explore ways to enhance stockholder value, including a possible strategic transaction involving Omega Protein and one or more acquisitions of new businesses. See Section 2.

     Omega Protein produces and markets a variety of products produced from menhaden (herring-like fish found in commercial quantities in the U.S. coastal waters of the Atlantic Ocean and Gulf of Mexico) including regular grade and value added specialty fish meals, crude and refined fish oils and fish solubles. Omega's fish meal products are used as nutritional feed additives by animal feed manufacturers and by commercial livestock producers. Omega operates its own fleet of fishing vessels as well as four processing plants. Omega's crude fish oil is sold primarily to food producers in Europe and the Far East, and its refined fish oil products, which are high in nutritionally desirable Omega-3 fatty acids, are used in a variety of foods for human consumption, as well as in aquaculture feeds and certain industrial applications. Fish solubles are sold as attractants for aquaculture feed and as organic fertilizers. Omega Protein's stock is traded on the NYSE under the symbol "OME."

     Zap.Com was in the Internet industry and its stock is traded on the over-the-counter market on the NASD's OTC Electronic Bulletin Board under the symbol "ZPCM." In December 2000, Zap.Com exited the Internet business and terminated all salaried employees and all third party contractual relationships. Currently, Zap.Com does not have any existing business operations, other than maintaining its status as a public entity. Zap.Com's principal activities are exploring methods to enhance stockholder value. Zap.Com is likely to search for assets or businesses that it can acquire so that it can become an operating company. Zap.Com may also consider developing a new business suitable for its situation.

     Zapata was incorporated in Delaware in 1954 and was reincorporated in Nevada in April 1999. Our principal executive offices are at 100 Meridian Centre, Suite 350, Rochester, New York 14618. Our telephone number at that address is (585) 242-2000.

               SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA AND
            SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following summary historical consolidated financial data has been derived from our financial statements. The data should be read in conjunction with our consolidated financial statements and notes thereto included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 and our Annual Report on Form 10-K for the year ended December 31, 2001. Copies of these reports may be obtained as described below under "Additional Information." In the opinion of our management, the summary historical financial information as of and for the quarter ended September 30, 2002, includes all adjusting entries (consisting of normal recurring adjustments) necessary to present fairly the information set forth therein.

     The following unaudited pro forma financial information is based on the historical financial statements of Zapata and is adjusted for the self-tender offer transaction. The unaudited pro forma statement of operations for the year ended December 31, 2001 assumes the transaction had taken place as of January 1, 2001. The pro forma statement of operations for the nine months ended September 30, 2002 and the September 30, 2002 balance sheet assume the transaction had taken place as of January 1, 2002. The unaudited pro forma financial information is based on certain assumptions and estimates and, therefore, do not purport to be indicative of results that actually would have been achieved if the transaction had been completed as of such dates or indicative of future results of operations or financial condition. The unaudited pro forma financial information should be read in conjunction with Zapata's historical consolidated financial statements and notes thereto incorporated by reference in this document.

                               ZAPATA CORPORATION

         HISTORICAL AND PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

                                                                         PRO FORMA
                                                          AS REPORTED   ADJUSTMENTS      PRO FORMA
                                                          -----------   -----------      ---------
                                                          (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Revenues................................................   $ 98,836        $  --         $ 98,836
Cost of revenues........................................     84,682           --           84,682
                                                           --------        -----         --------
     Gross profit.......................................     14,154           --           14,154
Operating expenses:
  Selling, general and administrative...................     12,633           --           12,633
  Impairment of long-lived assets.......................        232           --              232
  Contract termination settlement.......................       (403)          --             (403)
                                                           --------        -----         --------
     Total operating expenses...........................     12,462           --           12,462
                                                           --------        -----         --------
Operating income........................................      1,692           --            1,692
                                                           --------        -----         --------
Other income (expense):
  Interest income, net..................................      3,493         (553)(2)        2,940
  Realized loss on non-investment grade securities......    (11,841)          --          (11,841)
  Other.................................................       (151)          --             (151)
                                                           --------        -----         --------
                                                             (8,499)        (553)          (9,052)
                                                           --------        -----         --------
Loss before income taxes and minority interest..........     (6,807)        (553)          (7,360)
Benefit for income taxes................................     12,769(3)       267(1)(2)     13,036
Minority interest in net income of consolidated
  subsidiary............................................     (1,528)          --           (1,528)
                                                           --------        -----         --------
Net income to common stockholders.......................   $  4,434        $(286)        $  4,148
                                                           ========        =====         ========
Net income per share (basic and diluted)................   $   1.85                      $   2.19
                                                           ========                      ========
Weighted average common shares outstanding..............      2,391         (500)(1)        1,891
                                                           ========        =====         ========

                               ZAPATA CORPORATION

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS
                               SEPTEMBER 30, 2002

                                                                        PRO FORMA
                                                         AS REPORTED   ADJUSTMENTS       PRO FORMA
                                                         -----------   -----------       ---------
                                                          (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                              ASSETS
Current assets:
  Cash and cash equivalents............................   $ 62,904      $(14,335)(1)(2)  $ 48,569
  Short-term investments...............................     42,434            --           42,434
  Accounts receivable, net.............................     14,425            --           14,425
  Inventories, net.....................................     45,373            --           45,373
  Prepaid expenses and other current assets............      1,658            --            1,658
                                                          --------      --------         --------
     Total current assets..............................    166,794       (14,335)         152,459
  Investments and other assets:
  Long-term investments, available for sale............     11,927            --           11,927
  Other assets.........................................     26,333           127(1)(2)     26,460
                                                          --------      --------         --------
     Total investments and other assets................     38,260           127           38,387
Property and equipment, net............................     81,894            --           81,894
                                                          --------      --------         --------
     Total assets......................................   $286,948      $(14,208)        $272,740
                                                          ========      ========         ========
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt.................   $  1,250      $     --         $  1,250
  Accounts payable.....................................      2,266            --            2,266
  Accrued liabilities..................................     29,029            --           29,029
                                                          --------      --------         --------
     Total current liabilities.........................     32,545            --           32,545
                                                          --------      --------         --------
  Long-term debt.......................................     14,565            --           14,565
  Other liabilities and deferred taxes.................      7,495            --            7,495
  Minority interest....................................     57,248            --           57,248
                                                          --------      --------         --------
     Total liabilities.................................    111,853            --          111,853
                                                          --------      --------         --------
Commitments and contingencies Stockholders' equity:
Preferred stock, ($0.01 par), 200,000 shares
  authorized, 0 shares issued and outstanding as of
  September 30, 2002...................................         --            --               --
Preference stock, ($0.01 par), 1,800,000 shares
  authorized, 0 shares issued and outstanding as of
  September 30, 2002...................................         --            --               --
Common stock, (0.01 par), 16,500,000 shares authorized,
  3,069,859 shares issued 2,390,849 shares outstanding
  as reported and 1,890,849 pro forma as of September
  30, 2002.............................................         31            --               31
Capital in excess of par value.........................    162,041            --          162,041
Retained earnings......................................     48,577           (58)(1)(2)    48,519
Treasury stock, at cost, 679,010 shares as of September
  30, 2002 as reported and 1,179,010 pro forma.........    (31,668)      (14,150)(1)      (45,818)
Accumulated other comprehensive loss...................     (3,886)           --           (3,886)
                                                          --------      --------         --------
     Total stockholders' equity........................    175,095       (14,208)         160,887
                                                          --------      --------         --------
     Total liabilities and stockholders' equity........   $286,948      $(14,208)        $272,740
                                                          ========      ========         ========

                               ZAPATA CORPORATION

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

                                                                          PRO FORMA
                                                           AS REPORTED   ADJUSTMENTS     PRO FORMA
                                                           -----------   -----------     ---------
                                                           (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Revenues.................................................    $85,708        $  --         $85,708
Cost of revenues.........................................     64,514           --          64,514
                                                             -------        -----         -------
     Gross profit........................................     21,194           --          21,194
Operating expenses:
  Selling, general and administrative....................      8,653           --           8,653
                                                             -------        -----         -------
     Total operating expenses............................      8,653           --           8,653
                                                             -------        -----         -------
Operating income.........................................     12,541           --          12,541
                                                             -------        -----         -------
Other income (expense):
  Interest income, net...................................        589         (185)(2)         404
  Other..................................................       (161)          --            (161)
                                                             -------        -----         -------
                                                                 428         (185)            243
                                                             -------        -----         -------
Income (loss) before income taxes and minority
  interest...............................................     12,969         (185)         12,784
(Provision) benefit from income taxes....................     (4,485)         127(1)(2)    (4,358)
Minority interest in net income of consolidated
  subsidiary.............................................     (3,650)          --          (3,650)
                                                             -------        -----         -------
Net income to common stockholders........................    $ 4,834        $ (58)        $ 4,776
                                                             =======        =====         =======
Net income per share
  Basic..................................................    $  2.02                      $  2.53
                                                             =======                      =======
  Diluted................................................    $  2.02                      $  2.52
                                                             =======                      =======
Weighted average common shares outstanding
  Basic..................................................      2,391         (500)(1)       1,891
  Diluted................................................      2,395         (500)(1)       1,895

---------------

Notes to Summary Historical and Pro Forma Information.

The historical consolidated financial statements have been adjusted to reflect the following assumptions:

(1) Reflects Zapata's acquisition of 500,000 shares pursuant to the offer at a price of $28 per share, with the purchase being financed by cash and cash equivalents. Also reflects expenses directly related to the offer which are estimated to be approximately $150,000 ($93,000 net of tax benefits) and have been recorded as a reduction to treasury stock.

(2) Reflects the reduction of investment income and associated tax effects due to reduced level of cash and cash equivalents during the periods. The assumed interest rates for purposes of calculating reduced investment income were approximately four percent for the year ended December 31, 2001 and approximately two percent for the nine months ended September 30, 2002, and approximates the historical interest rates the Company earned on cash and cash equivalents for the periods indicated.

Additional Note to Summary Historical and Pro Forma Information.

(3) Includes a tax benefit of approximately $13.4 million from the sale of the Company's non-investment grade securities and Viskase stock holdings.

     Additional Information. We are subject to the informational requirements of the Exchange Act, and, in accordance therewith, file with the SEC periodic reports, proxy statements and other information relating to our business, financial condition and other matters. We are required to disclose in such proxy statements specific information, as of particular dates, concerning our directors and executive officers, their compensation, stock options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us. Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed an Issuer Tender Offer Statement on Schedule TO which includes additional information with respect to the tender offer. These materials and other information may be inspected at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and also should be available for inspection and copying at the following regional offices of the SEC: 233 Broadway, New York, New York 10279; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of this material can also be obtained by mail, upon payment of the SEC's customary charges, by writing to the Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including Zapata, that file electronically with the SEC. This material should also be available for inspection at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

     Incorporation by Reference. The rules of the SEC allow us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. These documents contain important information about us. We incorporate by reference the following documents:

     - Our Annual Report on Form 10-K for the year ended December 31, 2001;

     - Our Definitive Proxy Statement on Schedule 14A filed on April 5, 2002;
       and

     - Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002.

     - Any additional documents that we may file with the SEC between the date of this offer and the date of expiration of withdrawal rights, including periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, as well as proxy statements.

     You can obtain any of the documents incorporated by reference in this document from us or from the SEC's Internet web site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents. You can obtain documents incorporated by reference in this Offer to Purchase by requesting them in writing or by telephone from us at 100 Meridian Centre Rochester, New York 14618; telephone:
(585) 242-8703. Please be sure to include your complete name and address in your request. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one (1) business day after we receive your request.

10. INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDER; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES

     As of November 12, 2002, we had 2,390,849 outstanding shares of common stock. As of such date, the 500,000 shares of common stock we are offering to purchase under the tender offer represent approximately 20.9% of our common stock.

     As of November 12, 2002, Zapata's directors and executive officers as a group beneficially owned an aggregate of 5,200 shares, representing approximately 2.2% of our outstanding common stock and our principal stockholder, the Malcolm I. Glazer Family Limited Partnership beneficially owned 1,144,438 shares representing approximately 46.5% of our outstanding common stock. As of November 12, 2002, the number and percentage of Zapata shares that were beneficially owned by each of our directors, executive officers and principal stockholder appears in columns one and two of the table below.

     Our directors, executive officers and the Glazer partnership are each entitled to participate in the tender offer on the same basis as all other stockholders. Each of them, however, have advised us that they do not intend to tender any shares in the tender offer. Assuming Zapata purchases 500,000 shares and we do not purchase in the tender offer any shares from either our directors, executive officers or principal stockholder, then, after the purchase of shares under the tender offer,

     - each director and officer will beneficially own the percentage of our outstanding common stock in column three of the table below;

     - the directors and executive officers as a group will beneficially own approximately 2.8% of our common stock; and

     - the Glazer partnership will beneficially own approximately 46.5% of our common stock.

     To the best of our knowledge, each such person has sole voting and investment power over the shares shown in this table, except as otherwise indicated.

                                                                   PERCENTAGE OF OUTSTANDING
                                                    NUMBER OF      SHARES BENEFICIALLY OWNED
                                                      SHARES      ----------------------------
                                                   BENEFICIALLY   BEFORE TENDER   AFTER TENDER
NAME AND ADDRESS OF BENEFICIAL OWNER                 OWNED(2)       OFFER(2)        OFFER(2)
------------------------------------               ------------   -------------   ------------
Principal Stockholder(1)
----------------------
Malcolm I. Glazer Family Limited Partnership.....   1,144,538(5)      47.2%           59.5%
Malcolm I. Glazer GP, Inc........................   1,144,538(5)      47.2%           59.5%
Malcolm Glazer(3)(4).............................   1,144,538(5)      47.2%           59.5%
Directors and Executive Officers(1)
--------------------------------------
Avram A. Glazer(4)...............................      19,159            *             1.0%
Robert V. Leffler, Jr.(4)........................         667            *               *
Warren H. Gfeller(4).............................       2,000            *               *
Bryan G. Glazer(4)...............................      14,959            *               *
Edward S. Glazer(4)..............................      13,459            *               *
Darcie S. Glazer(4)..............................      13,459            *               *
Leonard DiSalvo(4)...............................       5,667            *               *
Gordon E. Forth..................................           0            *               *
All directors, executive officers and principal
  stockholder as a group (9 persons)(3)(4).......   1,213,808         48.8%           61.1%

---------------

 *  Represents beneficial ownership of less than 1.0%.

(1) The address for our principal stockholder is 270 Commerce Drive, Rochester, New York 14623. The address for each of our directors and executive officers listed above is c/o Zapata Corporation, 100 Meridian Centre, Suite 350, Rochester, New York 14618.

(2) The calculation for this column is based upon the number of shares of common stock issued and outstanding on November 12, 2002, plus the number of shares of common stock deemed outstanding pursuant to SEC Rule 13d-3(d)(1). Shares of our common stock subject to options exercisable within 60 days of November 12, 2002 are deemed outstanding for purposes of computing the percentage of the person holding such option, but are not deemed outstanding for computing the percentage of any other person.

(3) The Malcolm I. Glazer Family Limited Partnership owns 1,111,938 shares of our common stock. Malcolm I. Glazer GP, Inc. is the general partner of the Malcolm I. Glazer Family Limited Partnership and, therefore, the beneficial owner of the shares owned by the limited partnership. Malcolm Glazer is the sole limited partner of the Malcolm I. Glazer Family Limited Partnership and, therefore, is the beneficial owner of the shares held by the limited partnership. In addition, Mr. Glazer is deemed to own the shares underlying the options reported in note(4).

(4) Presently reported ownership includes 32,500, 15,459, 667, 2,000, 13,459, 13,459, 13,459 and 5,667 shares issuable under options exercisable within 60 days of November 12, 2002 held by Messrs. M. Glazer, A. Glazer, Leffler, Gfeller, B. Glazer, E. Glazer, D. Glazer and DiSalvo, respectively.

(5) The ownership of those shares of common stock includes multiple beneficial ownership of the same shares.

     Specifically, assuming we purchase 500,000 shares of common stock and that we do not purchase any shares from directors, executive officers or principal stockholder under the tender offer, then after the tender offer is completed, the Glazer partnership will beneficially own approximately 58.8% of our common stock. If at least 166,974 shares are purchased in the tender offer, the Glazers will own more than 50% of our outstanding common stock and will have the absolute numerical ability to elect all of our directors and to control all stockholder votes, except for the approval of certain transactions involving Zapata and the Glazers or entities they own or control, which require an 80% stockholder vote.

     Under our Articles of Incorporation, if any merger, consolidation, sale of substantially all our assets or sale to us of assets with a fair market value in excess of $2,000,000 in exchange for our securities is proposed to occur between Zapata and the Glazer partnership or any entity that is owned or controlled by the Glazer partnership, then approval from holders of 80% of our outstanding common stock is required. The Glazers' ability to achieve an 80% vote will increase with the purchase of shares in this tender offer. Despite this super-majority voting requirement, the Glazers will have the ability to cause Zapata to engage in a "going private" transaction through transactions that do not require an 80% vote, subject to compliance with a Shareholders Agreement dated May 30, 1997 among Zapata and the Glazers. Under the agreement, a "going private" transaction is defined in the same manner as it is under Rule 13e-3 of the Exchange Act. Rule 13e-3 defines such a transaction to include a transaction if it has either reasonable likelihood or a purpose of producing, either directly or indirectly, the effect of causing our shares to be deregistered under the Exchange Act or delisted from the NYSE.

     By letter dated November 11, 2002, the Glazers have confirmed to Zapata that they do not intend or contemplate engaging or causing Zapata to engage in a "going private" transaction as defined in the May 30, 1997 Shareholders Agreement between the Glazers and Zapata. If that intent should change in the future, however, then under the 1997 Shareholders Agreement, (with certain exceptions), the terms of any such transaction proposed or sponsored by the Glazer partnership, Malcolm Glazer or any corporation, person, partnership, trust or other entity in which the Glazers and/or their affiliates (as defined in Rule 12b-2 under the Exchange Act) own 50% or more of the equity securities that are entitled to vote in the election of directors or persons holding similar position (the "Glazer Group") must first approved by a special committee of disinterested directors and determined by an independent investment banker to be fair to Zapata's stockholders from a financial point of view.

     An independent investment banker is defined as a nationally recognized investment banking firm which neither:

     - has an existing or proposed client relationship with any member of the Glazer Group, nor had such a relationship during the one-year period prior to the retention of such firm by the special committee to render the required opinion, nor

     - has received fees aggregating more than $200,000 in the five years immediately prior to such retention from any one or more members of the Glazer Group.

     In the event that any third party (including any group of persons) commences an all cash-tender offer for the purchase of 35% or more of Zapata's outstanding stock, a member of the Glazer Group may make a tender offer in response to such third party offer without complying with the terms of the Shareholders Agreement, provided that:

     - the member of the Glazer Group making the responding tender offer believes in good faith that the third party offeror is financially capable of completing the offer,

     - the Glazer Group tender offer is at or above the third party offer price, and

     - there is not in effect a recommendation by our Board of Directors that stockholders accept the third party offer.

     In addition, within the one year period after any such tender offer, any member of the Glazer Group making the tender offer may cause Zapata to engage in a short-form merger with or into a member of the Glazer Group, provided that:

     - the consideration offered to unaffiliated stockholders in such merger is all cash and is at least equal to the highest consideration offered in such tender offer; and

     - the intention to effect such merger was appropriately disclosed in such tender offer.

     The Shareholders Agreement terminates on the first date that the Glazer Group's beneficial ownership of Zapata voting securities falls below 14.9% of all Zapata's voting securities.

     Pursuant to the November 11, 2002 letter, Zapata and the Glazers have amended the Shareholders Agreement to provide that it is governed by Nevada law rather than Delaware law since Zapata reincorporated in Nevada in January 2001.

     Based on our records and information provided to us by our directors and executive officers, neither we, nor any of our associates or subsidiaries nor, to the best of our knowledge, any of our directors or executive officers has effected any transactions in our shares during the 60 days before the date of this document.

     Except for outstanding options to purchase shares granted to our employees (including executive officers), directors or our consultants under our stock option plans and as otherwise described herein, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any agreement, arrangement or understanding with any other person relating, directly or indirectly, to the tender offer or with respect to any of our securities, including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

11. EFFECTS OF THE TENDER OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT

     Our purchase of shares under the tender offer will likely reduce the number of shares of our common stock that might otherwise be traded publicly and may reduce the number of our stockholders. This may reduce the volume of trading in the shares and make it more difficult to buy or sell significant amounts of shares without affecting the market price, which could adversely affect continuing stockholders. One of the conditions to our offer is that the purchase of shares will not result in our remaining shares being delisted from the NYSE. Nonetheless, we anticipate that there will be a sufficient number of shares outstanding and publicly traded following completion of the tender offer to ensure a continued trading market for the shares. Based upon published guidelines of the NYSE, Zapata does not believe that its purchase of shares under the tender offer will cause our remaining outstanding shares of common stock to be delisted from the NYSE.

     Our shares of common stock are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the shares. Following the repurchase of shares pursuant to the tender offer, we believe that shares of our common stock will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

     Our common stock is registered under the Exchange Act, which requires, among other things, that we furnish information to our stockholders and SEC and comply with the SEC's proxy rules in connection with meetings of our stockholders. One of the conditions to our offer is that our purchase of shares does not result in the shares becoming eligible for deregistration under the Exchange Act. It is our intention and it is a condition to our offer that our purchase of shares in our offer not result in the shares becoming eligible for deregistration under the Exchange Act.

12.  LEGAL MATTERS; REGULATORY APPROVALS

     Except as described above, we are not aware of any license or regulatory permit that appears material to our business that might be adversely affected by our acquisition of shares as contemplated by the tender offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the acquisition or ownership of shares by us as contemplated by the tender offer. Should any approval or other action be required, we presently contemplate that we will seek that approval or other action. We are unable to predict whether we will be required to delay the acceptance for payment of or payment for shares tendered under the tender offer until the outcome of that process is known. We cannot assure you that any approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. Our obligation under the tender offer to accept for payment and pay for shares is subject to conditions specified in Section 6.

13.  UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following summary describes the material United States federal income tax consequences relating to the tender offer. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, administrative pronouncements and judicial decisions, all as in effect as of the date of this document and all of which are subject to change, possibly with retroactive effect. This summary addresses only shares that are held as capital assets within the meaning of Section 1221 of the Code and does not address all of the tax consequences that may be relevant to stockholders in light of their particular circumstances or to certain types of stockholders subject to special treatment under the Code, including, without limitation, certain financial institutions, dealers in securities or commodities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, persons who hold shares as a position in a "straddle" or as a part of a "hedging," "conversion" or "constructive sale" transaction for United States federal income tax purposes or persons who received their shares through the exercise of employee stock options or otherwise as compensation. In addition, except as otherwise specifically noted, this discussion applies only to "United States holders" (as defined below). This summary also does not address the state, local or foreign tax consequences of participating in the tender offer. For purposes of this discussion, a "United States holder" means:

     - a citizen or resident of the United States;

     - a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any political subdivision of the United States;

     - an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

     - a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all of its substantial decisions.

     Holders of shares who are not United States holders should consult their tax advisors regarding the United States federal income tax consequences and any applicable foreign tax consequences of the tender offer and should also see
Section 3 for a discussion of the applicable United States withholding rules and the potential for obtaining a refund of all or a portion of any tax withheld.

     You are urged to consult your tax advisor to determine your particular tax consequences of participating or not participating in the tender offer.

     Characterization of the Purchase. A United States holder will, depending on the United States holder's particular circumstances, be treated for federal income tax purposes either as having sold the United States holder's shares or as having received a distribution in respect of stock from us.

     Under Section 302 of the Code, a United States holder whose shares are purchased by us under the tender offer will be treated as having sold its shares, and thus will recognize capital gain or loss upon the transaction if the purchase:

     - results in a "complete termination" of the United States holder's equity interest in us;

     - results in a "substantially disproportionate" redemption with respect to the United States holder; or

     - is "not essentially equivalent to a dividend" with respect to the United States holder.

     Each of these tests, referred to as the "Section 302 tests," is explained in more detail below.

     If a United States holder satisfies any of the Section 302 tests, the United States holder will be treated as if it sold its shares to us and will recognize capital gain or loss equal to the difference between the amount of cash received under the tender offer and the United States holder's adjusted tax basis in the shares surrendered in exchange therefor. This gain or loss will be long-term capital gain or loss if the United States holder's holding period for the shares that were sold exceeds one year as of the date of purchase under the tender offer. Specified limitations apply to the deductibility of capital losses by United States holders. Gain or loss must be determined separately for each block of shares (shares acquired at the same cost in a single transaction) that is purchased from a United States holder under the tender offer. A United States holder may be able to designate which blocks of shares it wishes to tender under the tender offer if less than all of its shares are tendered under the tender offer, and the order in which different blocks will be purchased in the event of proration under the tender offer. United States holders should consult their tax advisors concerning the mechanics and desirability of that designation.

     If a United States holder does not satisfy any of the Section 302 tests, the purchase of a United States holder's shares under the tender offer will not be treated as a sale or exchange under Section 302 of the Code with respect to the United States holder. Instead, the amount received by a United States holder with respect to the purchase of its shares under the tender offer will be treated as a distribution by us with respect to the United States holder's shares. Such distribution will be treated as a dividend distribution to the United States holder with respect to its shares under Section 301 of the Code, taxable at ordinary income tax rates, to the extent of the United States holder's share of our current or accumulated earnings and profits (as determined under applicable provisions of the Code and Treasury Regulations), if any. To the extent the amount exceeds the United States holder's share of our current or accumulated earnings and profits, the excess first will be treated as a tax-free return of capital to the extent of the United States holder's adjusted tax basis in its shares and any remainder will be treated as capital gain (which may be long-term capital gain as described above). To the extent that a purchase of a United States holder's shares under the tender offer is treated as the receipt by the United States holder of a dividend, the United States holder's adjusted tax basis in the purchased shares will be added to any shares retained by the United States holder.

     Constructive Ownership of Stock and Other Issues.  In applying each of the
Section 302 tests, United States holders must take into account not only shares that they actually own but also shares they are treated as owning under the constructive ownership rules of Section 318 of the Code. Under the constructive ownership rules, a United States holder is treated as owning any shares that are owned (actually and in some cases constructively) by related individuals and entities as well as shares that the United States holder has the right to acquire by exercise of an option or by conversion or exchange of a security. Due to the factual nature of the Section 302 tests explained below, United States holders should consult their tax advisors to determine whether the purchase of their shares under the tender offer qualifies for sale treatment in their particular circumstances.

     We cannot predict whether or the extent to which the tender offer will be oversubscribed. If the tender offer is oversubscribed, proration of tenders under the tender offer will cause us to accept fewer shares than are tendered. Therefore, no assurance can be given that we will purchase a sufficient number of a United States holder's shares under the tender offer to ensure that the United States holder receives sale treatment, rather than distribution treatment, for United States federal income tax purposes under the rules discussed below.

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     Section 302 Tests.  One of the following Section 302 tests must be satisfied in order for the purchase of shares under the tender offer to be treated as a sale or exchange (as opposed to a distribution) for federal income tax purposes:

     - Complete Termination Test. The purchase of a United States holder's shares under the tender offer will generally result in a "complete termination" of the United States holder's equity interest in us only if all of the shares that are actually or constructively owned by the United States holder are sold under the tender offer. United States holders should consult their tax advisors with regard to the complete termination test, the applicability of the constructive ownership rules and certain rules regarding the waiver of attribution of ownership applicable in certain situations.

     - Substantially Disproportionate Test. The purchase of a United States holder's shares under the tender offer will result in a "substantially disproportionate" redemption with respect to the United States holder if, among other things, the percentage of the then outstanding shares actually and constructively owned by the United States holder immediately after the purchase is less than 80% of the percentage of the shares actually and constructively owned by the United States holder immediately before the purchase.

     - Not Essentially Equivalent to a Dividend Test. The purchase of a United States holder's shares under the tender offer will be treated as "not essentially equivalent to a dividend" if the reduction in the United States holder's proportionate interest in us as a result of the purchase constitutes a "meaningful reduction" of the United States holder's interest in us given the United States holder's particular circumstances. Whether the receipt of cash by a stockholder who sells shares under the tender offer will be "not essentially equivalent to a dividend" will depend upon the stockholder's particular facts and circumstances. The IRS has indicated in a published revenue ruling that even a small reduction in the percentage interest of a stockholder whose relative stock interest in a publicly held corporation is minimal and who exercises no control over corporate affairs may constitute a "meaningful reduction." United States holders should consult their tax advisors as to the application of this test in their particular circumstances.

     Corporate Stockholder Dividend Treatment. In the case of a corporate United States holder, to the extent that any amounts received under the tender offer are treated as a dividend, such holder may be eligible for the dividends-received deduction. The dividends-received deduction is subject to limitations. In addition, any amount received by a corporate United States holder pursuant to the tender offer that is treated as a dividend may constitute an "extraordinary dividend" under Section 1059 of the Code. Corporate United States holders should consult their own tax advisors as to the application of
Section 1059 of the Code to the tender offer, and to the tax consequences of dividend treatment in their particular circumstances.

     Stockholders Who do Not Receive Cash Under the Tender Offer. Stockholders whose shares are not purchased under the tender offer will not incur any tax liability as a result of the completion of the tender offer.

14.  EXTENSION OF THE TENDER OFFER; TERMINATION; AMENDMENT

     We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. We also expressly reserve the right, in our sole discretion, to terminate the tender offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 6 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of that termination or postponement. Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether

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any of the events set forth in Section 6 shall have occurred or shall be deemed by us to have occurred, to amend the tender offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the tender offer to holders of shares or by decreasing or increasing the number of shares being sought in the tender offer. Amendments to the tender offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced expiration date.

     Any public announcement made under the tender offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through Business Wire.

     If we materially change the terms of the tender offer or the information concerning the tender offer, we will extend the tender offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) under the Exchange Act. These rules and related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or information concerning the tender offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (1) we increase or decrease the price to be paid for shares or increase or decrease the number of shares being sought in the tender offer and, if an increase in the number of shares being sought, that increase exceeds 2% of the outstanding shares of our common stock and (2) the tender offer is scheduled to expire at any time earlier than the 10th business day following the first publication of notice of an increase or decrease in the manner specified in this Section 14, the tender offer will be extended until the expiration of a ten business day period.

15.  FEES AND EXPENSES

     We have retained American Stock Transfer & Trust Company to act as Information Agent and Depositary in connection with the tender offer. The Information Agent may contact holders of shares by mail, telephone, telegraph and in person and may request brokers, dealers, commercial banks, trust companies and other nominee stockholders to forward materials relating to the tender offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by us for specified reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the tender offer, including certain liabilities under the federal securities laws.

     No fees or commissions will be payable by us to brokers, dealers, commercial banks or trust companies (other than fees to the Information Agent as described above) for soliciting tenders of shares under the tender offer. Stockholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender shares through such brokers or banks and not directly to the Depositary. We, however, upon request, will reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the tender offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or the agent of the Information Agent or the Depositary for purposes of the tender offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares except as otherwise provided in this document and Instruction 11 in the related Letter of Transmittal.

16.  MISCELLANEOUS

     We are not aware of any jurisdiction where the making of the tender offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the tender offer or the acceptance of shares is not in compliance with applicable law, we will make a good faith effort to comply with the

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applicable law. If, after such good faith effort, we cannot comply with the applicable law, the tender offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of us by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

     Pursuant to Rule 13e-4(c)(2) under the Exchange Act, Zapata has filed with the Commission an Issuer Tender Offer Statement on Schedule TO, which contain additional information with respect to the tender offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 10 with respect to information concerning Zapata.

     Zapata has not authorized any person to make any recommendation on behalf of Zapata as to whether you should tender or refrain from tendering your shares in the tender offer. Zapata has not authorized any person to give any information or to make any representation in connection with the tender offer other than those contained in this Offer to Purchase or in the Letter of Transmittal. If given or made, any recommendation or any such information or representation must not be relied upon as having been authorized by Zapata.

November 20, 2002

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